SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2013 MANAGEMENT REPORT

MANAGEMENT REPORT

 BRASKEM 2013

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and corresponding Financial Statements, which are accompanied by the opinions of the Independent Auditors and the Audit Board for the fiscal year ended December 31, 2013.

As a result of the decision to maintain the investments in Quantiq, company responsible for the distribution of chemical products, Braskem’s consolidated result reflects the restatement and consolidation of its result in the 2012 and 2013 financial statements.

1. Message from Management

In yet another challenging year, the global economy showed signs of recovery, as reflected by the better performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. Meanwhile, China's economy grew in line with market expectations, with the country's GDP expanding 7.7% in 2013. This scenario helped support a recovery in the profitability of the global petrochemical industry, and the spreads for thermoplastic resins1 and main basic petrochemicals2 expanded 28% and 12%, respectively.

In Brazil, GDP growth once again fell short of expectations and is expected to remain at around 2% in 2013. However, the good performance of certain sectors, such as food, infrastructure, automotive and agribusiness and the restocking trend in the chain positively influenced apparent consumption of thermoplastic resins, which grew 8% in relation to 2012.

The Brazillian chemical and petrochemical sector enjoyed an important achievement in 2013. The Government, in response to one of the proposals elaborated by the Chemical Industry Competitiveness Council, approved the PIS and COFINS tax rates relief on raw material purchases by first and second generation producers, which serve various sectors of the economy. The measure aimed to restore some of the industry's competitiveness, which was weakened by factors related to infrastructure, productivity, feedstock and energy costs and the exchange rate that pressured the chemical industry’s trade deficit which ended 2013 at US$32 billion.

Braskem, in keeping with its commitment to Brazil's plastic chain and its spirit of serving Clients, in partnership with the manufacturing industry elaborated the Plastic Chain Competitiviness Incentive Plan (PIC). The initiative provides an investment by the Company of up to R$80 million in 2014 as commercial support and structuring actions for the converters, with initiatives that include stimulus measures for exports of manufactured plastic products, incentives to promote innovation and support for training professionals.

Despite uncertainties regarding the global economic recovery, Braskem invested R$2.7 billion in 2013, of which 50% was allocated to the maintenance and improvement of current assets and 40% to the construction of the integrated petrochemical complex in Mexico, which will play an important role in the Company’s strategy to diversify and secure competitive feedstock sources.

1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia).

2 80% ethylene and propylene, 20% BTX (base Europe).

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Developed through a joint venture with Mexican group Idesa, the project in Mexico, which will consist of a gas-based cracker and three polyethylene plants, with a production capacity of 1.05 million tons, continued to advance and its physical completion reached 58% by the end of 2013. The project's startup is scheduled for 2015.

A structural initiative for the future of the sector in Brazil, the Rio de Janeiro Petrochemical Complex - COMPERJ - also has the goal of leveraging competitiveness through use of feedstock based on gas, whose production in Brazil is expected to increase with the exploration of the country’s pre-salt oil deposits. The project, which is currently in the study phase, aims to meet the growing demand of thermoplastic resins in Brazil, adding value to the country’s natural resources and support its industrialization process.

Alert to the opportunities provided by the competitiveness of shale gas and aligned with its growth program, Braskem worked together with investors to analyze the feasibility of an integrated project for the production of ethylene in West Virginia stater, in the United States, where the Company is already the leader producer in the polypropylene market. If the feasibility of the project, called the Appalachian Shale Cracker Enterprise (Ascent), is confirmed, the role of each participant and the business model will be submitted for approval to the boards of directors of the companies. Braskem is expected to preserve its financial capacity to implement other strategic projects in Brazil, in particular COMPERJ.

In December, Braskem signed an agreement with the Belgium-based company Solvay for the acquisition of its controlling interest in Solvay Indupa, which has four plants producing PVC and caustic soda in Brazil and Argentina. With the acquisition, which is still subject to approval by both countries’ regulatory agencies, Braskem expands its annual PVC production capacity in Brazil by 42% to 1,010 kton and its regional PVC production capacity to 1,250 kton, strengthening its international industrial footprint and becoming the fourth largest PVC producer in the Americas. In the case of caustic soda, Braskem's annual production capacity would reach 890 kton, a growth of over 60%.

Braskem also announced a project to expand and convert one of its polyethylene lines in the state of Bahia to produce metallocene-based LLDPE, which will require investment of R$50 million. The resin, which is based on more modern technology, will supply producers of plastic films.

In line with its strategy to add value to existing streams and strengthen the production chains of the petrochemical complexes, Braskem also signed a memorandum of understanding with Styrolution to assess a joint venture in Brazil in which its equity interest is expected to be 30%. The objective is to produce, in Camaçari, Bahia, styrenics specialties and the copolymers acrylonitrile butadiene styrene (ABS) and styrene acrylonitrile (SAN) to replace the imports of these products into the local market.

The implementation of this and other new expansion projects is based on the assumption that the industry will continue to enjoy the guaranteed supply of feedstock at conditions that are compatible with global competitive dynamics.

The Company also invested around R$200 million in innovation and technology, which supported the launch of 13 new resins and contributed to the development of new applications for plastic products and to the chain's performance in Brazil.

In terms of the performance of Braskem’s financial indicators, gross revenue was R$48 billion and net revenue was R$41 billion, representing growth of 11% and 13%, respectively, in relation to 2012, with these figures reflecting the Brazilian real depreciation and the recovery in petrochemical prices at the global level.

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EBITDA reached R$4.8 billion, increasing 22% on the prior year. The factors that contributed to this performance were: (i) the better sales mix of thermoplastic resins; (ii) the higher contribution margin, which was influenced by the recovery in resin and basic petrochemical spreads in the international market and by the tax relief on feedstock purchases as explained earlier; and (iii) the Brazilian real depreciation.

Net income amounted to R$507 million, reflecting the better operating performance in the period and the adoption, as of May, of hedge accounting, which better translates the effects of exchange rate variation on the Company’s income statement.

Working closely with Clients, decentralized management and a culture of entrepreneurship are fundamental pillars of the Group's culture, which is based on the Odebrecht Entrepreneurial Technology (TEO), with these values also making an important contribution to the results achieved in 2013. Another important factor was the creation of two training programs for process and maintenance engineers in partnership with Petrobras University, whose goal is to develop professionals capable of ensuring competitiveness in industrial processes by, for example, reducing costs and increasing productivity.

In the area of workplace safety, the Injury Frequency Rate with and without Lost Time considering both Members and partners remained stable at 1.04 accidents per million hours worked, in line with last year's performance, which was the best in the Company’s history. Another highlight was the important progress made in carbon management. For the third consecutive year, Braskem was recognized by figuring in the Gold Category of the GHG Protocol and elected the best publicly held corporation in Brazil in carbon management by the Carbon Disclosure Project (CDP) in the categories transparency and performance.

The Company  confirmed its inclusion in the Corporate Sustainability Index (ISE) for the ninth straight year and in the Carbon Efficient Index, both indexes of the BM&FBovespa, and also remained a component of the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets). Braskem also received innumerous national and international recognitions, such as one of the best companies in organizational people development and a model company in sustainability by the annual Guia Exame 2013.

In the social dimension of its sustainable development, the Company operates through a set of programs focused on environmental education, social inclusion and promoting culture in local communities, in which it invested close to R$14 million in 2013. Key initiatives include the Ser + Realizador Project, which promotes the social inclusion of recyclable-material collectors; the Conscientious Consumption Learning Network, which provides environmental education to students, and the Fábrica de Florestas project, which works to recover ecological corridors in the Atlantic Forest.

Acknowledgements

Management once again expresses its gratitude to its Clients for the trust they have placed in Braskem, since this partnership  motivates us to always follow a path of excellence, and to our Members, Partners and Suppliers for their dedication and competence, which are critical to ensuring our accomplishments and results. We also thank our Shareholders for their support in making possible our strategic projects, which are fundamental to strengthening the Company.

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2. Outlook

The improvement in the economy of developed countries led the International Monetary Fund (IMF) to revise upward to 3.7% its forecast for world GDP growth in 2014. The United States and the euro zone are expected to maintain their recovery path, while the Chinese economy, despite its slower growth pace than in previous years, continues to grow at a rate above 7%. The risk in this scenario continues to be associated with the fragility of the financial systems of certain countries caused by high debt levels and its impacts on the recovery in mature markets and on growth in developing countries.

In the case of Brazil, the GDP growth forecast for this year was revised downwards to 2.3%. The main factors are expectations of weaker domestic consumer spending due to scarcer credit and a lower consumer confidence.

However, the federal government has pursued economic stimulus measures and, with the expiration of certain stimulus programs implemented in 2012-13, it launched, in October 2013, the “Minha Casa Melhor” a program that provides credit to consumers for purchasing home electronics and appliances and furniture.

For the petrochemical industry, geopolitical issues in Iran, Siria and Libya should continue to affect the supply and oil prices. The growth in U.S. oil production following the advances made in technological processes for its extraction will also be an important factor in this dynamic. Naphtha, the main feedstock used by the petrochemical industry, should continue to follow this volatility. However, the improvement in the world economy is expected to have a positive impact on demand and on the recovery in industry profitability.

In this scenario, Braskem’s strategy remains centered on strengthening its business by: (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationships with Clients; (iii) supporting the creation of an industrial policy targeting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing operational efficiency by maintaining high capacity utilization rates; (v) continuing to make progress on the construction of the greenfield project in Mexico known as Ethylene XXI; (vi) pursuing opportunities in Brazil based on the processing of natural gas from the country's pre-salt oil deposits and in the U.S. petrochemical market based on the competitive advantages of shale gas; and (vii) maintaining the Company’s financial health and cost discipline.

On the operational front, two maintenance shutdowns have been scheduled in the Rio Grande do Sul and São Paulo crackers for March and September, respectively. Production planning for the year should partially offset the months of these maintenance shutdowns, with capacity utilization at Braskem’s crackers expected to remain at around 90%.

3. Performance

In 2013, Brazil's thermoplastic resin sales grew by 8% on the previous year to reach 5.4 million tons. Demand benefitted from the restocking trend in the chain during the first half of the year and the good performance of certain sectors of the economy, such as agribusiness, automotive and infrastructure.

In keeping with its growth strategy and commitment to the domestic market, Braskem recoded total sales of 3.7 million tons, or 6% more than in the previous year. The Company’s market share stood at 68%.

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▪ Polyolefins

Domestic demand for polyolefins (PE and PP) was 4.1 million tons, increasing 7% on 2012, driven by: (i) the retail, automotive, food, construction and agribusiness sectors; and (ii) the opportunistic entry of a higher volume of imports. Meanwhile, Braskem’s sales grew by 5% to 3.0 million tons, with its market share in the year at 74%.

Responding to the stronger domestic demand, exports decreased by 15%.

Performance (tons)	2013	2012	Change (%)
POLYOLEFINS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PE's	1,765,661	1,668,171	6
PP	1,268,926	1,233,338	3
Total Domestic Market	3,034,587	2,901,509	5
Sales - International Market
PE's	778,052	861,834	(10)
PP	311,899	415,494	(25)
Total Exports	1,089,951	1,277,328	(15)
Total Sales
PE's	2,543,713	2,530,005	1
PP	1,580,825	1,648,832	(4)
Total Sales	4,124,538	4,178,837	(1)
Production
PE's	2,580,290	2,539,476	2
PP	1,627,141	1,646,619	(1)
Total Production	4,207,431	4,186,095	1

▪ Vinyls

In 2013, Brazilian PVC demand was 1.3 million tons, increasing 12% on the previous year, driven by the performance of the construction sector and the restocking trend. Due to the higher production volume (new plant in Alagoas), Braskem’s sales followed this trend to reach 637 kton, ending the year with 50% market share.

Sales of caustic soda reached 469 kton, virtually stable compared to 2012. The lower production volume, which was affected by scheduled and unscheduled maintenance shutdowns, was offset by imports to take advantage of opportunities in the domestic market.

Performance (tons)	2013	2012	Change (%)
VINYLS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PVC	636,507	560,924	13
Caustic Soda	468,765	464,052	1
Production
PVC	582,579	497,366	17
Caustic Soda	437,334	450,589	(3)

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▪ Basic Petrochemicals

In a year in which the petrochemical complexes recorded average utilization rates of 90%, Braskem posted record-high ethylene production of 3.4 million tons. The impacts from the scheduled maintenance shutdown on one of the cracker lines at Camaçari and the interruption in production caused by power outages in August were offset by the high utilization rates recorded in the first half of the year.

Ethylene and propylene sales amounted to 924 kton, in line with 2012. Butadiene sales increased 7%, reflecting the startup, in June 2012, of the 100-kton capacity-expansion project. BTX sales, on the other hand, fell 2%, due to the lower production volume between the periods.

Performance (tons)	2013	2012	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)
Production
Ethylene	3,372,825	3,329,758	1
Propylene	1,505,595	1,472,488	2
Butadiene	389,854	355,703	10
BTX*	1,217,831	1,246,517	(2)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Performance (tons)	2013	2012	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)
Total Sales
Ethylene/Propylene	924,435	934,640	(1)
Butadiene	381,764	357,001	7
BTX*	1,036,147	1,059,479	(2)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▪ International Business – Braskem America

The gradual improvement in the economic environment in the United States and euro zone had positive impacts on the International Business unit (i.e., the operations in the United States and Europe), which recorded PP sales volume of 1.8 million tons in the year, up 3% on 2012.

Another highlight was the average utilization rate of 91% recorded in 2013, or 2 p.p. higher than in the previous year, which is explained by continuous improvement in the operational management of assets and the international scenario. As a consequence, the production volume reached 1.786 kton, the best performance since 2011.

Performance (tons)	2013	2012	Change (%)
UNITED STATES AND EUROPE	(A)	(B)	(A)/(B)
Sales
PP	1,790,693	1,744,104	3

Production
PP	1,785,938	1,756,732	2

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3.1. Economic and Financial Performance

▪  Revenue

In 2013, Braskem recorded consolidated gross revenue of R$48 billion, growing 11% from 2012. In U.S. dollar, gross revenue was US$22 billion, virtually in line with 2012.

Similarly, the Company’s consolidated net revenue amounted to R$41 billion, representing growth of 13% from the net revenue of R$36 billion in 2012, which is explained by (i) the higher volume of domestic resins sales; (ii) and the 10% appreciation in the average U.S. dollar exchange rate in the period. In U.S. dollar, consolidated net revenue was US$19 billion, 3% higher than in 2012.

Export revenue in 2013 was US$8.1 billion, up 2% from the prior year. The higher sales of basic petrochemicals and the recovery in prices at the global level offset the lower resale and resin volumes in the period.

▪ Cost of Goods Sold (COGS)

In 2013, Braskem's cost of goods sold (COGS) amounted to R$36 billion, increasing 10% on the prior year, basically due to: (i) the higher sales volume of resins and basic petrochemicals; and (ii) the 10% U.S. dollar appreciation between the periods, which generated a negative impact of R$2.9 billion. The higher costs were partially offset by the reduction in the price of naphtha in the international market and by the lower PIS and COFINS tax rates on raw material purchases that began to be recognized in mid-May.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. In 2013, the average price of ARA naphtha, the direct price reference for naphtha imports, was US$903/ton, down 4% from the average price in 2012.

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Regarding the average gas price, the Mont Belvieu price reference for ethane fell 35% from 2012 to US$26 cts/gal (US$193/ton), reflecting the product's higher supply in the U.S. market. Meanwhile, for propane, the Mont Belvieu price reference ended 2013 at US$100 cts/gal (US$523/ton), or stable compared to the previous year. In the case of propylene, the USG price reference averaged US$1,515/ton in 2013, up 14%, influenced by the higher number of shutdowns in the period.

▪  Selling, General and Administrative Expenses

In 2013, Selling, General and Administrative expenses came to R$2.2 billion, virtually in line with 2012, reflecting Braskem’s efforts to manage its costs.

Selling Expenses came to R$1.0 billion, increasing 1.0% from the previous year, affected by the sales mix.

Meanwhile, General and Administrative Expenses were R$1.2 billion, or 1.4% higher than in 2012.

▪  EBITDA

In 2013, Braskem’s consolidated EBITDA was R$4.8 billion, up 22% from 2012, with EBITDA margin excluding naphtha resales of 12.3%. In U.S. dollar terms, EBITDA increased 11% to US$2.2 billion. The main factors contributing to this performance were: (i) the higher sales volume of basic petrochemicals and the better sales mix of thermoplastic resins; (ii) the recovery in thermoplastic resin and basic petrochemical spreads in the international market, which increased 28% and 12%, respectively; and (iii) the PIS and COFINS tax relief for raw material purchases, as mentioned earlier.  These factors offset the non recurring expense of R$49 million related to the recognition of a labor claim involving the payment of overtime in the industrial operations that impacted the 4Q13 result.

Excluding the nonrecurring effects in 2012 and 2013, Braskem’s EBITDA in 2013 grew 57% in Brazilian real and 43% in U.S. dollar.

▪  Net Financial Result

In 2013, the net financial result was an expense of R$1,776 million, compared to the expense of R$3,394 million in the prior year.

Since Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), any change in the exchange rate has an impact on the accounting financial result. On December 31, 2013, this exposure was formed: (i) in the operations, by 63% of suppliers, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 75% of net debt. Since the Company’s operating cash flow is heavily linked to the U.S. dollar, the Company’s believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate and approximately 80% of its costs are also pegged to this currency.

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Export Hedge Accounting

Since Braskem regularly exports part of its production and aiming to better reflect the exchange variation in its result, the Company designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports, in compliance with accounting standards IAS 39 and CPC 38. As a result, the exchange variation from these liabilities, which amount to US$6,757 million, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such exports occur, which enables the simultaneous recognition of the currency’s impact on both liabilities and exports.

	US$ million	R$ million
Operations designated for hedge	6,757	15,829
(a) Exchange variation on liabilities designated as hedge		2,304
(b) Tax and Social Contribution		(784)
Amount recorded in shareholders' equity (a) – (b)		1,520

In 2013, the effect from the 15% appreciation in the U.S. dollar3 on the net exposure of liabilities not designated as hedge accounting generated a positive impact on the financial result of R$255 million.

It is important to mention that in both cases this effect has no immediate impact on the Company’s cash position, since the amount represents currency translation accounting impacts, especially on Braskem’s debt, with any expenditure occurring only upon the maturity of the debt, which has an average term of 15.5 years (up from 14.8 years). The portion of debt denominated in U.S. dollar has an average term of 20.7 years.

If hedge accounting had not been adopted, exchange variation would have generated a negative impact on the net financial result of R$2.0 billion and Braskem would have recorded a net loss of R$1.0 billion in 2013.

	2013
R$ million	With Hedge	Without Hedge
Exchange Variation	255	(2,049)
Net Financial Result	(1,776)	(4,080)
Net Profit (loss)	507	(1,013)

Excluding the effects from exchange and monetary variation, the net financial result in 2013 was an expense of R$1,755 million, increasing R$274 million from the prior year, which is mainly explained by: (i) the increase in interest expenses, reflecting the Selic basic interest rate appreciation, which is the main indexer for BRL-denominated debt; (ii) the restatement of lawsuits related to participation in the Special Installment Program (PEP) of the state of São Paulo; and (iii) the application of the accounting rule for adjustment to present value due to the change in the payment term for raw materials acquired in the domestic market to 90 days as of 2Q12.

The following table shows the composition of Braskem’s net financial result.

3 On December 31, 2013, the Brazilian real/U.S. dollar exchange rate was R$2.3426/US$1.00.

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R$ million	2013	2012
Financial Expenses	(2,549)	(3,926)
Interest Expenses	(1,122)	(973)
Monetary Variation (MV)	(300)	(275)
Foreign Exchange Variation (FX)	(79)	(1,899)
Net Interest on Fiscal Provisions	(174)	(208)
Others	(875)	(571)
Financial Revenue	773	532
Interest	226	191
Monetary Variation (MV)	24	41
Foreign Exchange Variation (FX)	333	220
Net Interest on Fiscal Credits	56	30
Others	134	51
Net Financial Result	(1,776)	(3,394)
R$ million	2013	2012
Net Financial Result	(1,776)	(3,394)
Foreign Exchange Variation (FX)	255	(1,679)
Monetary Variation (MV)	(276)	(234)
Net Financial Result Excluding FX and MV	(1,755)	(1,481)

▪  Net Income

In 2013, Braskem recorded net income of R$507 million, which benefitted from the improvement in its operating performance. As already mentioned, to better reflect the effects of exchange variation on the financial result, Braskem adopted hedge accounting as of May 1. If the Company had not adopted this practice, it would have registered a net loss of R$1.0 billion.

Dividends

Based on this result, Braskem's Management is proposing to the Annual Shareholders’ Meeting to be held on March 26, 2014, the distribution of dividends in the aggregate amount of R$483 million (see Note 29 – Shareholders’ Equity – items (g) Dividends proposed and appropriation of profit and (g.1) Profit or loss in 2013 and proposed dividends).

▪  Capital Structure, Liquidity and Credit Rating

On December 31, 2013, Braskem's consolidated gross debt stood at US$9,972 million. The amount includes the financing for the Mexico project of US$2,031 million that was received by the subsidiary Braskem-Idesa. The first installment of US$1,484 million was received on July 24, 2013, and the second installment of US$547 million was received on November 6, 2013. Since this investment was made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, the amount was not included in order to ensure a more accurate analysis of the Company's debt position.

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In this context, Braskem's gross debt stood at US$7,941 million, down 7% from the prior year. In Brazilian real, gross debt increased by 6%, reflecting the impact from the 15% U.S. dollar4 appreciation in the period. At the end of the year, 70% of gross debt was denominated in U.S. dollar.

It is important to remember that in 2012, gross debt included the bridge loan for the Mexico project in the amount of US$314 million, which was reimbursed to Braskem upon disbursement of the first installment of the project finance.

The balance of cash and investments decreased by US$164 million to US$1,551 million. As a result, Braskem's net debt in U.S. dollar decreased by 7% to US$6,390 million. In Brazilian real, net debt grew by 7%. At the end of the year, 75% of net debt was denominated in U.S. dollar.

In line with its strategy to maintain high liquidity and safeguard its financial health, the Company still maintains three revolving stand-by credit facilities, with two in the aggregate amount of US$600 million and one in the amount of R$450 million, which do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

The 11% increase in EBITDA (US$2.2 billion) and the reduction in net debt led financial leverage as measured by the ratio of net debt to EBITDA in U.S. dollar to end 2013 at 2.87 times, down 12% from the previous year. In Brazilian real, the leverage ratio stood at 3.09 times, or a decrease of 8%.

On December 31, 2013, the average debt term was around 15.5 years, up from 14.8 years on December 31, 2012. Considering only the portion of debt denominated in USD, the average debt term was around 20.7 years. The average cost of servicing the company's debt on December 31, 2013 was 6.25% in U.S. dollar and 9.04% in Brazilian real, compared to 6.24% and 7.58%, respectively, in the prior year.

4 On December 31, 2013, the Brazilian real/U.S. dollar exchange rate was R$2.3426/US$1.00.

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The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule at December 31, 2013.

In keeping with its commitment to maintain healthy liquidity levels, on October 25, 2013, Braskem lengthened R$1,015 million of its debt due in 2014-15 (export credit note operation) to 2021. As a result, only 7% of total debt matures in 2014 and the Company's high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 32 months. Considering the stand-by credit facilities, this coverage is 35 months.

Credit Risk Rating – Global Scale

In 2013, Braskem maintained the investment-grade ratings assigned to it by the three major global credit risk rating agencies.

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Moody’s and Fitch Rating reaffirmed Braskem’s ratings of “Baa3” and “BBB-”, respectively, with a negative outlook. The reaffirmation of these rating reflects the positive impact from the tax cuts on raw material purchases, since they improve the Company’s cash flow, profitability and capacity to invest in diversification projects.

In its July report, Standard & Poor’s also reaffirmed Braskem’s “BBB-” rating, with a stable outlook. The rating agency remained confident that the Company will reduce its leverage as a result of the recovery in international spreads and the stimulus measures for the industry adopted by the federal government.

3.2. Acquisition of Solvay Indupa

In December, Braskem entered into a contract with Solvay Argentina S.A. (“Solvay Argentina") for the acquisition of 292,453,490 shares representing 70.59% of the total and voting capital of Solvay Indupa S.A.I.C (“Solvay Indupa”) for US$0.085 per share.

Solvay Indupa, a PVC and Caustic Soda producer, owns two integrated industrial facilities that enjoy privileged geographic positions close to major consumer markets, which are located in:

(i)                  Santo André, São Paulo, with the capacity to produce 300 kton of PVC and 170 kton of Caustic Soda;

(ii)                and Bahía Blanca in the Province of Buenos Aires, with the capacity to produce 240 kton of PVC and 180 kton of caustic soda.

To Braskem, the leading producer of thermoplastic resins in the Americas, the acquisition aims to strengthen its vinyls business and the vinyls chain in Brazil and Argentina, given the growing demand in the region for PVC and Caustic Soda. With this acquisition, which is still subject to approval by the antitrust authorities of both countries, Braskem expands its annual production capacity to 1,250 kton of PVC and 890 kton of caustic soda.

4. Innovation & Technology

In line with its commitment to foster continuous development in the petrochemical industry and plastic chain, Braskem maintains an Innovation area with 333 professionals; 2 Technology & Innovation Centers located in Brazil and the United States; 24 laboratories and 8 pilot plants. In December 2013, its portfolio was formed by 274 projects to develop new products and processes with combined net present value of US$3,155 million.

The importance of Braskem’s innovation program is demonstrated, for instance, by the Polyolefins Unit, where 19% of sales come from products launched less than 3 years ago. In 2013, a total of 13 new products were added to the portfolio, which include:

• Polyethylene for the agrochemical industry: - Braskem adapted the PE resin used in blow-molded packaging for agrochemicals to meet the market’s rigorous demand for resistance and safety.

•    Polyethylene for the shrink film segment:Braskem has developed a new resin to serve the market for shrink films used in can and bottle packaging. The new resin creates a compact package free of punctures and surface marks.

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•    Polypropylene for the automotive industry:as part of its continuous efforts to serve Clients and meet the industry’s needs, Braskem expanded its PP resin portfolio to include applications for automotive compounds.

•    Polypropylene for the outdoor furniture segment:aiming to meet the market's new demand, Braskem improved a PP resin to obtain increased stiffness and resistance to impact compared to the previous model. The new product prevents process losses for Clients, since it better meets the mechanical performance required by the application.

Some of the most notable achievements in the field of Innovation & Technology in 2013 are described below:

a)      Kirkpatrick Chemical Engineering Achievement Award 2013 – the green polyethylene project I’m green®, a global innovation benchmark, placed Braskem among the five finalists of the Kirkpatrick Chemical Engineering Achievement Awards 2013, which was given by the Chemical Engineering magazine, one of the most traditional and well-known publications in the chemical engineering field, to technologies applied in the period of 2011 and 2012. Since 1933, the institution has recognized the most noteworthy innovations in chemical engineering technology with commercial applications in industrial processes or products worldwide. Over the 80 years the award has been given, only U.S. and European companies have received it.

b)      The partnership between Braskem Genomatica to develop green Butadiene from alternative processes and renewable resource, and with competitive costs.  The agreement provides for the construction of a pilot plant and demonstration plant over the coming years if the results are successful, while also ensuring Braskem exclusive rights to use the technology in the Americas.

c)       The filing of 112 new patents, bringing the total number of patents filed to 764. In 2013, the Company filed 75% more applications than in 2012, most of which were related to technologies based on the use of renewable resources.

d)      The Innovation & Technology center in Brazil provided support to 480 clients through 15,000 support analyses. In the case of the center in the United States, some 300 clients received support through 3,000 support analyses.

e)      The creation of the Odebrecht Innovation & Technology Committee, which is formed by 11 members from 6 companies in the Odebrecht Group. Its purpose is to foster the exchange of experiences and best practices and to disseminate transversal topics and projects, as well as other topics in which the various Innovation & Technology departments of the group's companies share an interest.

f)       The holding of the first Braskem Technology & Innovation Congress in October 2013, in which 170 team members from Brazil, the United States and Europe participated with the primary goal of capturing greater synergies among the Innovation & Technology teams of the various locations.

g)      The plastic-to-fuel to feedstocks workshop: the event was held in December and brought together different sectors involved in the plastics chain (brandowners, government, trade unions) to discuss the issue of the proper disposal of post-consumer plastic waste and study alternatives solutions, as well as to create a permanent agenda for the matter.

h)      The securing of financing facilities from government institutions that foster initiatives in the area of innovation:

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•         FINEP research and project finance mechanism: economic subsidies in the aggregate amount of R$25 million and a R$197 million financing line for projects involving renewable resources and plastic packaging.

•         Brazilian Development Bank (BNDES): financing line in the aggregate amount of R$74.2 million for the portfolio of projects and investments in innovation, excluding those financed (or subsidized) by FINEP.

5. Investments

Maintaining its commitment to making investments with returns above the cost of capital, in 2013, Braskem invested R$2,722 million (excluding capitalized interest) in its growth projects and in maintaining and improving its assets.

The difference compared to the initial forecast of R$2,244 million is explained basically by the Mexico project. The highlights include:

(i) the advance of a portion of the disbursement due to the arrival and assembly of large pieces of equipment at the site;

(ii) the delay by the Mexican government in the process to refund the value-added tax (IVA) levied on equipment purchases;

(iii) the exchange-variation effects on the translation of the amounts invested in U.S. dollar into Brazilian real, which is the Company's functional currency.

It is important to note that Braskem is committed to its financial discipline, with this deviation in relation to the initially budgeted amount not reflecting any cost increases in the project's total investment.

To maintain the reliability and high level of efficiency of its assets, Braskem spent R$1,354 million on maintenance, which included the expenses with the scheduled maintenance shutdown at Camaçari in 4Q13.

For 2014, total investment is estimated at R$2.7 billion, of which (i) 25% will be allocated to building the new petrochemical complex in Mexico; and (ii) 60% will be allocated to the maintenance, productivity improvements and reliability of its assets, which include the scheduled maintenance shutdowns at the Rio Grande do Sul and São Paulo crackers. The remainder will be allocated to other ongoing projects, such as the conversion of one of the polyethylene production lines in Bahia to increase its capacity to produce metallocene-based LLDPE; the studies related to COMPERJ and to the production, in Camaçari, Bahia, of styrenics specialties and copolymers of acrylonitrile butadiene styrene (ABS) and styrene-acrylonitrile (SAN); and the conclusion of the pipeline construction for the future supply of propylene to the acrylic complex in Bahia.

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5.1. Strategic Investments - Growth Projects

▪        Mexico Project

In line with its strategy to expand internationally and gain access to competitive feedstock, the integrated project in Mexico of Braskem and IDESA, which hold stakes of 75% and 25%, respectively, continued to advance, with the project reaching 58% physical completion at year-end 2013. Located in the Mexican state of Veracruz at the southern end of the Gulf of Mexico, the Ethylene XXI Project involves the production of 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock, and is based on an ethane supply agreement with PEMEX-Gás for delivery of 66,000 barrels/day for 20 years based on the Mont Belvieu price reference.

Fixed investment is estimated at US$3.2 billion, with total investment (including CAPEX, inflation, contingencies, interest expenses and working capital) projected at around US$4.5 billion. The project is financed under a project finance model (70% debt and 30% equity) in which the debt will be repaid exclusively using the project’s own cash flow and the shareholders contribute a limited amount of capital to provide for any cost overruns (i.e., limited recourse project finance). This financing structure includes guarantees typical to transactions of this type, such as assets, receivables, cash generation and other rights from the project. The project finance structure was concluded in December 2012, with the execution of the main financing agreements in the aggregate amount of US$3.2 billion (70% of the total investment). Seven institutions participated in the debt structure, including two export agencies (Canada and Italy), two multilateral credit agencies (IFC and IADB) and three development banks (Brazil and Mexico). Ten commercial banks also extended financing with security provided by SACE or through B Loans from the International Finance Corporation (IFC) and the Inter-American Development Bank (IADB).

In 2013, the subsidiary Braskem-Idesa withdrew two installments of the project finance in the aggregate amount of US$2,031 million. A portion of these funds was used to reimburse the injections advanced by the shareholders, which in the case of Braskem amounted to US$649 million.

The Engineering, Procurement and Construction (EPC) phase, which began in January 2012, reached 58% completion by the end of 2013, as already mentioned. Other key accomplishments in 2013 included: (i) the achievement of 94.2% progress in the engineering detailing; (ii) the acquisition of the remaining equipment and more than 75% of the materials; (iii) the start of electro-mechanical assembly with the arrival of the main pieces of equipment and materials at the site; (iv) the increase of pre-marketing activities for the sale of products in the domestic market; and (v) the hiring of some 400 people, including engineers, industrial workers and maintenance technicians, who will be trained and prepared to manage the future industrial operation.

The challenges for 2014 include: (i) receiving the remaining materials and equipment to complete the works, such as gas and steam turbines for power generation, pumps, compressors, pressure vessels and transformers; (ii) achieving progress on the electro-mechanical assembly activities; (iii)  expanding the number of active clients, with a resulting increase in the volume of resin imports for resale and the structuring of the sales and logistics teams to support the growing pre-marketing demands; (iv) continuous training of the members who will run the future industrial operation.

▪         Petrochemical Project - COMPERJ

An initiative to help structure the industry's future in Brazil, the Rio de Janeiro Petrochemical Complex - COMPERJ - also aims to boost the Company’s competitiveness by using natural gas as feedstock, since its production in Brazil is expected to increase with the country's exploration of its pre-salt oil deposits. The project, which is currently undergoing economic feasibility studies, seeks to meet Brazil's growing demand while adding value to the country’s natural resources and supporting its industrialization.

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▪         Other projects under development

In keeping with its strategy of adding value to cracker streams, in October 2013, Braskem announced the signing of a memorandum of understanding with Styrolution to assess the possibility of forming a joint venture in Brazil. The objective is to analyze the economic feasibility of installing a plant with annual production capacity of 100 kton of styrenics specialties and the copolymers acrylonitrile butadiene styrene (ABS) and styrene acrylonitrile (SAN) to replace imports of these products.

Also in Brazil, Braskem has been investing to adapt to the future supply of propylene to the Basf acrylics complex, the supply infrastructure for which is currently under construction at the complex in Camaçari, Bahia.

The Company also has projects in less advanced stages in Peru, Bolivia and Venezuela.

6. Capital Markets and Investor Relations

Braskem Class "A" preferred stock (BRKM5) traded on the São Paulo Stock Exchange (BM&FBovespa)  posted one of the sharpest gains among the component stocks of the Bovespa Index to close 2013 at R$21.00 per share, for a gain of 64% from year-end 2012. In the same period, average daily trading volume in the stock increased by 31% to R$28.4 million, from R$21.6 million in 2012. Meanwhile, the Bovespa Index ended 2013 at 51,507 points, a depreciation of 15%.

The gain in the stock benefited from: (i) the announced divestment of noncore assets in late 2012; (ii) the better spreads for petrochemicals in the international market; (iii) the PIS/COFINS tax relief on raw material purchases by first and second generation petrochemical producers; (iv) the adoption of export hedge accounting; (v) the higher domestic sales volume, which accompanied the growth in local demand for thermoplastic resins; and (vi) the depreciation in the Brazilian real against the U.S. dollar.

Braskem’s ADRs (BAK) traded on the NYSE Euronext closed 2013 quoted at US$17.85 per ADR, up 34% from 2012. Average daily trading volume was US$4.7 million. In the same period, the S&P 500 gained 30% to reach 1,848 points.

Braskem’s class “A” preferred stock traded on the Latibex (XBRK) ended the year at €6.28 per XBRK, for a gain of 29% in the period. Average daily trading volume increased 14%, from €13,600 in 2012 to €15,500 in 2013, in line with the performance of the FTSE100 Europe index.

In the composition of the Bovespa Index valid for the period from September to December 2013, Braskem stock ranked 44th in terms of liquidity with a weighting in the index of 0.79%, improving two positions from the previous index ranking. The Company also remained part of the portfolio of the IBRx-50, an index formed by the 50 most liquid stocks on the BM&FBovespa, in which it figured 37th; and also of the Carbon Efficient Index (ICO2) launched in 2010, which is formed by the stocks of companies that have adopted transparent practices regarding their greenhouse gas emissions.

For the ninth consecutive year, Braskem is included as a component of the Corporate Sustainability Index (ISE), placing it in a select group of companies composing the portfolio in the period from January to December 2014. Created by the BM&FBovespa in partnership with capital-market trade associations, the Getúlio Vargas Foundation, Ethos Institute and the Ministry of the Environment, the ISE reflects the return of a portfolio composed of stocks from companies with a recognized commitment to social responsibility and corporate sustainability and to promoting good practices in Brazil's corporate environment. In 2013, 40 companies qualified to become components of this index.

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Another highlight in the period was Braskem's inclusion in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), of which it has been a component since the index's launch.

The Capital Market Professionals and Investors Association (APIMEC) recognized Braskem's public meeting with analysts and investors held on February 19 as one of the ten best meetings of 2013 sponsored by the São Paulo chapter of APIMEC. The selection of the best meetings is conducted by a qualified jury guided by tabulation of the evaluations made by investments professionals at the end of each APIMEC SP meeting.

To conclude the awards received in the year, in the LatAm Oil, Gas & Petrochemicals industry, Braskem was recognized by the magazine Institutional Investor as second place in the category Best CFO and third place in the category Best CEO based on the opinions of buy-side analysts. Based on the opinions of sell-side analysts, it ranked third in the categories Best Investor Relations team and Best CFO and second in the categories Best IR Professional and Best CEO.

7. Sustainability

The year 2013 was marked by continued advances and strengthening of Braskem’s sustainability management practices and by its commitment to the strategic pillars.

In the pillar increasingly sustainable processes, the highlight was Braskem’s performance in workplace safety, with its injury frequency rate with and without lost time per million hours worked, considering both members and partners, remaining stable at 1.04. Other highlights include the water reuse projects implemented at the Capuava complex in the ABC Paulista region of Greater São Paulo through the Aquapolo Project, which is a partnership between Odebrecht Ambiental and Sabesp; and at the Camaçari Complex, through the Água Viva Project, which is a partnership between Braskem and Cetrel that helped reduce the Company's demand for water resources in its industrial processes.

In the pillar of increasingly more sustainable products, Braskem and Genomatica, a U.S. biotechnology company, signed an agreement for the joint development of a new technology for the production of butadiene from renewable feedstock. With this partnership, Braskem’s reaffirms its commitment to investing in the research of renewable chemical feedstocks.

In the pillar of offering solutions for a more sustainable life, Braskem played a lead role in the collaboration with nine other founding companies, including Construtora Norberto Odebrecht, Tetrapak, Danone, GE, Oxiteno, Natura, Grupo Boticário and Embraer, for the development of the Life Cycle Analysis (LCA) Brazilian Business Network, which is a forum through which companies voluntarily commit to discuss LCA concepts and disseminate best practices in the use of this tool in the business environment. The Company has a dedicated LCA team that develops policies and practices and also conducts studies. In 2013, the Company concluded nine studies and started another eight, which are expected to be concluded in 2014.

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Another highlight was the significant improvement made in the management of greenhouse gases. Braskem achieved a reduction of around 10% in the indicator measuring the intensity of its CO2e emissions compared to 2008, which was verified by an external audit (KPMG).

Braskem understands that its role also includes contributing to the debate on the paths to be taken by business and global communities towards increased sustainability. In this light, the Company strengthened its participation in various associations, including the Brazilian Business Council for Sustainable Development (CEBDS), the International Council of Chemical Associations (ICCA), the International Declaration on Cleaner Production, the Rio+20 Letter of Commitments, the Carbon Disclosure Project (CDP), and also became chair of the Global Pact Brazilian Committee (CBPG), demonstrating its active contribution to important business initiatives in Brazil and in the global chemical industry.

Seeking to further strengthen the transparency of its management, Braskem made additional progress on improving its 2012 Annual Report, which achieved application level A+ from the Global Reporting Initiative (GRI) and was subjected to an independent external audit.

7.1. Corporate Governance

Since the disclosure of a Public Commitment upon its creation on August 16, 2002, Braskem has reaffirmed its commitment to align the interests of all of its shareholders as well as its commitment to ethics, competitiveness and excellence in all actions to assure better returns for shareholders, while adding value to its assets and remunerating its capital.

Guided by this vision, Braskem developed a management model that adopts recognized corporate governance practices to ensure its proper functioning. In addition to the Board of Directors and the Audit Board, which have expanded powers in accordance with the Sarbanes-Oxley Act, the Company also has committees supporting the Board of Directors that have the basic function of assessing matters of interest to the Board in order to improve the quality and speed of the deliberation process.

Braskem’s corporate governance practices feature:

✓  Listing on the Level 1 Corporate Governance segment of the BM&FBovespa since February 13, 2003;

✓  100% tag-along rights for all Braskem shareholders in the event of the transfer of control;

✓  An Audit Board with the broad powers envisioned by the Sarbanes-Oxley Act;

✓  A Code of Conduct defining the values, principles and procedures that guide the Company's corporate conduct, which is constantly reviewed to ensure it reflects current legal requirements and best practices;

✓  Corporate Policies, among which we highlight the Securities Trading, Financial Management, Social Responsibility, Insurance and Guarantees, Compensation, Health, Safety and the Environment, and Investment policies;

✓  A long-term incentive plan designed to align the interests of the Company’s management with the goal of maximizing shareholder value. In effect since its approval in 2005, the plan links executive compensation to the long-term performance of the Company’s stock price;

✓  An Ethics Committee that works jointly with the Internal Auditor, Risk Management and the Audit Board. Its function is to document, address, recommend and make decisions to resolve the denouncements made through the company’s ethics hotline, which is a confidential communications channel to report violations of the Code of Conduct, with the objective of enforcing compliance with the code and continually improving the company’s internal procedures and controls;

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✓  An information system for the Board of Directors and the Audit Board, which provides the members of these bodies with the information they need to exercise their roles and responsibilities in a secure, transparent, fair and timely manner;

✓  The Manual to Shareholders Meetings, which provides information to facilitate discussion and voting on the matters to be approved and guides shareholders on the procedures and deadlines for participating in the meetings;

✓  The Braskem Directors' Manual, which supports the exercise of the duties of Directors and aims to compile in a single volume the main documents that guide Braskem's corporate governance and serves as basis for the activities of the members of the Audit Board, Board of Directors and the Support Committees to the board.

▪  External Audit

The Company’s policy for hiring independent auditors to perform services unrelated to the external audit is based on principles that preserve the independence of audit professionals. In accordance with internationally accepted standards, these principles are: (a) auditors may not audit their own work; (b) auditors may not exercise a management function at the audited firm; and (c) auditors may not promote the interests of their clients.

In accordance with the provisions of CVM Instruction 381/03, the value of the services rendered by the audit firm PricewaterhouseCoopers Auditores Independente related to tax review services that were unrelated to the external audit did not exceed 5% of the total amount of fees it received. These services include reviewing the income tax return, the calculation base for PIS and COFINS taxes and the ownership restructuring.

Based on these principles, PricewaterhouseCoopers Auditores Independentes declared that the provision of such services, as described in the above items, does not affect the independence and objectivity required to perform the services rendered to Braskem.

7.2. Health, Safety and Environment

In 2013, Braskem improved its management of Health, Safety and Environment (HSE), and, aligned with its culture of prevention through discipline, reinforced its Integrated Environment, Safety and Health System (SEMPRE) by conducting audits and implementing Braskem's Golden Rules, which seek to improve the Company’s safety performance.

The Injury Frequency Rate with and without Lost Time per million man-hours worked, considering both Members and Partners, was 1.04, while the Injury Frequency Rate with Lost Time per million man-hours worked was 0.39.

In the area of Process Safety, the Company continued to analyze and manage risks involving processes in the industrial and logistics operations, with a focus on implementing the mitigation recommendations identified in higher-impact risk scenarios.

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In the area of Chemical Safety, Braskem updated and made available to its stakeholders all Chemical Product Safety Data Sheets (FISPQ) for products produced and sold by the Company and also identified and mapped restricted substances or those whose substitution is recommended at the global level. Braskem, in partnership with the Brazilian Chemical Manufacturers’ Association (ABIQUIM), is the leader in Latin America in implementation of the Global Product Strategy (GPS), which supports companies in safely managing all the chemical products they handle, produce and sell. The GPS is an initiative of the International Council of Chemical Associations (ICCA) that promotes the recognition and dissemination of the risks posed to people and the environment arising from the use of chemical products.

With regard to Health Management, as a result of the actions implemented to raise awareness on preventing illnesses and improving quality of life, no new cases of H1N1 influenza and meningitis were recorded at either the industrial plants or offices.

With regard to the Environment, in 2013, Braskem made progress on various actions that culminated in improvements in a series of eco-efficiency indicators in comparison with 2002:

•         Wastewater generation (1.21 m³/ton) improved 38%;

•         Solid, liquid and viscous waste generation (2.19 kg/ton) improved 62%;

•         Energy consumption (10.62 GJ/ton) decreased 11%;

•         Water consumption (4.27 m³/ton) increased 3%.

In the management of Greenhouse Gases5 (GHG), Braskem concluded an inventory of all its industrial plants and corporate centers and was elected the best publicly held corporation in Brazil in carbon management by the Carbon Disclosure Project (CDP) in the categories Transparency and Performance, and was also recognized for the third consecutive year in the Gold Category of the GHG Protocol. Direct emissions (scope 1) totaled 9,564,723 tCO2e, indirect emissions (scope 2) totaled 770,519 tCO2e and other indirect emissions (scope 3) totaled 11,999,834 tCO2e. The level of these emissions reached 0.628 tCO2e/ton, in line with the target established for 2020 of 0.6 tCO2e/ton of product produced.

5 Includes the gases CO2 (carbon dioxide), CH4 (methane), N2O (nitrous oxide) and HFC 134 (hydrofluorocarbon, refrigerant fluid).

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7.3. Social Responsibility

Braskem’s corporate philosophy is firmly rooted in valuing people through education and work, a willingness to serve, the capacity and desire to evolve and the drive to surpass results. The focus of action goes beyond the Company’s facilities to also consider local communities. One way to achieve solid results is through private social investment in programs aligned with its strategy, principles and values.

As a result of the advances made in the management of the social projects developed by Braskem, in 2013, the Company invested R$13.8 million in social, environmental and cultural projects, and also defined the mission and vision of three projects with a national scope:

Ser + Realizador Project: the project aims to promote the social inclusion of recyclable-material collectors in the states of São Paulo, Alagoas, Bahia and Rio Grande do Sul. Using mechanical recycling processes, recyclable-material scavengers developed picking and recycling operations at their cooperatives, which allowed them to generate extra income. Important topics, such as proper disposal practices, were also disseminated in the communities. Since its inception in 2009, approximately 590 collectors have benefitted from the project every year.

Conscientious consumption learning network: in partnership with the Akatu Institute, the Edukato network was launched with a focus on students and teachers from public and private schools. The network promotes the exchange of knowledge and practices on conscientious consumption and sustainability in elementary and middle schools nationwide. Its online platform provides content about conscientious consumption, as well as a place for students and teachers to share experiences.

Fábrica de Florestas: conducted in partnership with the Fábrica de Florestas Institute, this initiative was created to recover ecological corridors of Atlantic Forest located on the northern coast of the Brazilian state of Bahia. Following the success achieved in producing and planting native tree seedlings, in 2013, the project was expanded to São Paulo, SP and Rio de Janeiro, RJ with the installation of new seedling nurseries. The work being developed in conjunction with the local Community is one of the foundations of the project, which also promotes educational and environmental training actions for those involved. In this way, the project aims to help build a society that is socially and environmentally responsible and that recognizes the value of green areas as an important part of balancing the biosphere and maintaining life on the planet. One of the results was being granted by UNESCO the title of Advanced Post, which represents global recognition for Sauipe Park in the areas of biodiversity conservation and sustainable development. Since the project's creation in 2008, the initiative has already produced more than 800,000 seedlings and one of the goals is to produce another 1.6 million by 2020.

8. People Development

To ensure its continued growth, Braskem prioritizes attracting and developing people, an effort that is aligned with its culture and is one of the pillars of its People & Organization strategy.

Also as part of its Leader development strategy, the Company continued its Team Leader Development Program (PDLE 1), which works to integrate leadership concepts, taking into account the dynamic relationship between individuals, groups and the organization. In 2013, 144 members graduated from the program and another 116 started training.  Related to this topic, but with a focus on Entrepreneurship, the Company welcomed a new class in its Entrepreneur Development Program (PDE), which emphasizes the importance of leaders who act as entrepreneurs with ownership and of developing their overall view of the organization when making decisions and to generate new synergies in the business. Four Members have graduated from the program.

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To ensure that all of Braskem’s teams have the knowledge required to contribute to Sustainable Development, the Company provided training to 29 multipliers to prepare them to manage the Workshop for Leaders in Sustainable Development throughout 2014.

Braskem also invested in actions to help its employees to better understand the Odebrecht Entrepreneurial Technology (TEO) by launching the TEO Portal, which is an interactive channel about the Odebrecht culture available in three languages. The Company also continued its “TEO  Conversations” program, holding meetings in Brazil and the United States. The program brings Leaders from the Odebrecht Group to discuss principles of the culture with Leaders from Braskem.

As part of its efforts to attract young professionals, Braskem hired 17 trainees and 255 interns, to whom it offered 428 hours of integration training and 230 hours of development training. A new Trainee Program was launched in 2013 only for current or former Braskem interns who graduated from their programs in July or December 2013.

In the industrial area, more than 197 new industrial workers graduated from the Industrial Worker Development Program in Brazil, which focus in attract and develop new talent for careers as industrial workers. In Mexico, 150 young industrial workers were trained in partnership with Universidade Técnica Del Sureste Veracruz, which received methodological support from SENAI Brazil. Of these 150 workers, 148 were hired by the subsidiary Braskem-Idesa.

Braskem believes a healthy Work Climate promotes greater integration among people and strengthens the relationship of trust among them. Based on TEO principles, the Company strives to understand how it can constantly evolve. In this light and to obtain a more objective understanding of its work environment, once every two years a Work Climate Survey is conducted. The last survey was conducted in February 2013, in which 77% of Members participated.

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Exhibits:

(R$ million)

Income Statement	2013	2012	Change (%)
CONSOLIDATED	(A)	(B)	(A)/(B)
Gross Revenue	47,770	42,982	11%
Net Revenue	40,969	36,160	13%
Cost of Good Sold	(35,821)	(32,709)	10%
Gross Profit	5,149	3,451	49%
Selling Expenses	(1,001)	(990)	1%
General and Administrative Expenses	(1,194)	(1,177)	1%
Other Net Operating Income (expenses)	(211)	333	-
Investment in Subsidiary and Associated Companies	(3)	(26)	-88%
Operating Profit Before Financial Result	2,740	1,591	72%
Net Financial Result	(1,776)	(3,394)	-48%
Profit (loss) Before Tax and Social Contribution	964	(1,803)	-
Income Tax / Social Contribution	(457)	783	-
Discontinued operations result	-	282	-
Net Profit (loss)	507	(738)	-
Earnings (loss) Per Share	0.64	(0.92)	-

EBITDA Statement	2013	2012	Change (%)
CONSOLIDATED	(A)	(B)	(A)/(B)
Net Profit	507	(738)	-
Income Tax / Social Contribution	457	(783)	-
Financial Result	1,776	3,394	-48%
Depreciation, amortization and depletion	2,056	1,924	7%
Cost	1,832	1,733	6%
Expenses	224	191	17%
Basic EBITDA	4,796	3,797	26%
Provisions for the impairment of long-lived assets (i)	13	(10)	-
Adjustments in discontinued operations result (ii)	-	26	-
Results from equity investments (iii)	3	146	-98%
Adjusted EBITDA	4,813	3,958	22%
EBITDA Margin	11.7%	10.9%	0.8 p.p.

(i)    Represents accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)   Corresponds to the items current and deferred income and social contribution taxes, financial result, depreciation and amortization and equity income, which are included in profit or loss from discontinued operations.

(iii)  Corresponds to results from equity investments in associated companies and joint ventures.

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ASSETS	12/31/2013	12/31/2012	Change (%)
	(A)	(B)	(A)/(B)
Current	14,997	12,692	18
Cash and Cash Equivalents	4,336	3,288	32
Marketable Securities/Held for Trading	87	172	(50)
Accounts Receivable	2,811	2,326	21
Inventories	5,034	4,102	23
Recoverable Taxes	2,237	1,476	52
Other Receivables	456	1,050	(57)
Non Current Assets Held for Sale	38	278	-
Non Current	33,349	28,478	17
Marketable Securities/ Held-to-Maturity	21	34	(40)
Compulsory Deposits and Escrow Accounts	210	180	17
Accounts Receivable	341	256	33
Deferred Income Tax and Social Contribution	2,654	2,062	29
Taxes Recoverable	1,286	1,527	(16)
Related Parties	134	128	5
Insurance claims	139	47	195
Investories	117	0	-
Investments	122	126	(3)
Property, Plant and Equipament	25,414	21,177	20
Intangible Assets	2,913	2,941	(1)
Total Assets	48,346	41,170	17

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2013	12/31/2012	Change (%)
	(A)	(B)	(A)/(B)
Current	13,595	12,657	7
Suppliers	10,422	8,898	17
Financing/Debentures	1,249	1,836	(32)
Project Finance	26	0	-
Financial Opperations	95	293	(68)
Salary and Payroll Charges	491	349	41
Dividends and Interest on Equity	132	5	-
Taxes Payable	445	343	30
Advances from Customers	297	238	25
Sundry Provisions	106	52	103
Post-employment Benefit	158	147	7
Other Payable	174	386	(55)
Non Current Liabilities Held for Sale	0	110	-
Non Current	27,070	19,861	36
Financing/Debentures	17,354	15,676	11
Project Finance	4,706	0	-
Deferred Income Tax and Social Contribution	2,394	2,139	12
Taxes Payable	903	1,165	(22)
Sundry Provisions	450	363	24
Advances from Customers	153	205	(26)
Other Payable	662	267	148
Others	449	47	856
Shareholders' Equity	7,681	8,652	(11)
Capital	8,043	8,043	-
Capital Reserve	232	798	(71)
Profit Reserves	410	0	-
Treasury Shares	(49)	(49)	-
Other Comprehensive Income*	(1,093)	337	(424)
Retained Earnings (losses)	-	(566)	-
Non Controlling Interest	137	88	56
Total Liabilities and Shareholders' Equity	48,346	41,170	17

* Includes exchange variation from the liabilities designated for export hedge accounting (Note 20.2.1 to the Financial Statements).

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.